Filed by Thayer Ventures Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thayer Ventures Acquisition Corporation

Registration No. 333-259570

This filing relates to the proposed business combination between Inspirato LLC (“Inspirato”) and Thayer Ventures Acquisition Corporation (“Thayer”) pursuant to the terms of that certain Business Combination Agreement, dated as of June 30, 2021 (the “Business Combination Agreement”).

THE FOLLOWING IS THE TEXT OF THE INTERVIEW WITH BRENT HANDLER (CHIEF EXECUTIVE OFFICER, INSPIRATO LLC) AND CHRIS HEMMETER (MANAGING DIRECTOR, THAYER VENTURES ACQUISITION CORPORATION) BY SPACALPHA, DATED NOVEMBER 3, 2021.

HOST/INTERVIEWER

Dan Dombroski (DD), SPACalpha

GUESTS/INTERVIEWEES:

Chris Hemmeter (CH), Managing Director of Thayer Ventures

Brent Handler (BH), Founder and CEO of Inspirato

FULL TRANSCRIPT:

DD: Chris, I do want to start with you. Is there anything that stands out to you early in your career that you saw as maybe a mistake or set back that you look back on now and you’re like, I really appreciate that that happened.

CH: Yeah. Fundamentally, absolutely. So when I graduated from college, I went and I worked in the family business. And right out of the chute, my dad basically just said, “Follow me around. You know, observe what I do and learn.” Well now as an adult I look back and I think, “Wow, what a great opportunity.” But as a kid, I should have been, you know, in another office, working for the assistant director of development of, you know what I mean, and really put through the ropes of training. I think that was a miss earlier in my career. I didn’t really have that opportunity to sort of, you know, chop through the hard work of building a foundation that. You know, came back and corrected for that later in my life as I grew up, but I do think that that was, that was an opportunity missed. Not sure if that’s exactly what you were looking for, but when someone asks me that question, that’s what pops in my head.

DD: I think that pretty well covers it. Brent, do you have anything to add to that?

BH: Let’s see, I think if I had to do it over again, when I was younger, I probably would have been less serious. I was always kind of focused in high school about being in college and in college about working and started working. I wanted another job and started a company but wanted it to be bigger and so now at 53, I somewhat look back and think that I could have been a little less serious along the way, and maybe had a little bit more fun. But being an entrepreneur is hard and sadistic work, so I’m just trying to get to a different stage in my life now where I enjoy what I’m doing more and take a little bit more solace in the present rather than trying to think so much about what the future should hold. So I don’t know if that answers your question, but it’s kind of how I’m thinking about it.

DD: That’s certainly better than figuring that out at 73 here. I do want to jump over and Brent, can you tell me what the market looked like when you started Exclusive Resorts?

BH: Sure, so let’s set a context. It was 2002 and I had a young family. I had two kids at the time and we owned a little vacation home in Minturn, which is in between Vail and Beaver Creek, and we would kind of go there every weekend and it was a lot of work and a lot of maintenance to keep track of. And I kind of, you know, felt like having that second home was really more like a second job. And at the same time we wanted to go on vacation, but we kind of felt guilty about going on vacation when we had this vacation home that we really couldn’t afford. And so when we did go on vacation, we would cram ourselves, a family of four, into one hotel room and I thought there just has to be some kind of a better way. There has to be some structural way that people could have better family vacations than only owning a single vacation home or cramming your family into one hotel room and just kind of came up with the concept that morphed into Exclusive Resorts, which was, ‘What if you could just get the benefits of multiple vacation homes by joining a club?’ And our original advertisement that we did in the Wall Street Journal back when people read print advertising was for less than the cost of a single vacation home you can have a second, third, fourth, fifth and sixth. And that really resonated with people, and from there we grew the first real successful luxury vacation club, Exclusive Resorts, that I ended up leaving in the end of 2009 to start Inspirato.

DD: Now, what does Inspirato look like today?

BH: Inspirato is based in Denver, Colorado. We have over 700 employees. We’re a subscription travel company that focuses on the luxury segment. We have a value proposition where residential accommodations in particular are managed and controlled by Inspirato. So we’re not a broker or not like VRBO or Airbnb – we manage and control these homes – over 400 of them – the same way The Four Seasons manages and controls their homes. Now people get access to Inspirato and our subscription through two different types of membership. One is called Club. It’s $600 a month and then you pay as you go. One is called Pass. You pay $2,500 a month. You pay no nightly rates, taxes or fees, and we have over 1.5 million trips to choose from. And when you make your reservation, the algorithm tells you how long you have to wait before you can make your next reservation. So it’s a really fun way of being able to experience the world with family and friends that has lots of value and is really an innovative kind of way for luxury consumers to be able to experience the world.

DD: So you hit on several topics that I want to dive deeper into in a little while, but I do want to develop more of a context here. Chris, could you explain to me what your process looked like for evaluating merger partners?

CH: Yeah, sure, I mean first of all, the Thayer Ventures Acquisition Corporation SPAC was created by my partner Mark Farrell and I out of Thayer Ventures, which is an investment platform that’s been around for a dozen years and we’re sector focused. We only invest in travel and transportation technology companies. When we set out to develop a SPAC, it was coming out of the 2020 – the first phase of COVID. We knew that this multi trillion-dollar industry known as travel had undergone deep disruption and that there were certain companies that were looking to get on the offense coming out of COVID and truly attack. And those were companies that viewed the public markets as a financing strategy, not an exit event. And we put together a vehicle, Thayer Ventures Acquisition Corporation, with a world Class Board of Operators from travel, and we went looking for companies like that, companies that had been resilient through COVID that were developing in areas that we thought were very strong and had great tailwinds, and were looking to become long term enduring great public companies. And Inspirato was an absolute perfect match for us. I mean, this deal is being done in less than a year from when we went public as a SPAC. So this was a very early relationship to form and we saw a number of things in Inspirato that got us very, very excited and continued to have us excited. One of them of course is the luxury travel segment, which is growing faster, been more resilient than every other travel segment on the planet – super interesting. The other was a very interesting dynamic real estate story here, which is the, you know, by its nature, driving a network effect that attracts more subscribers. So you’ve got this consumer subscription, travel distribution, sort of exclusive velvet rope business model which kind of comes together to create a bit of a winner-take-most dynamic in travel, and we saw it emerging, and the evidence is there in Inspirato metrics. So it was a no brainer for us and we were very eager to get involved and work with the company not only through this transaction, but over the long haul as the company iterates on supply strategy and consumer acquisition strategy.

DD: So it looks like you’re going to be staying on as a director. Can you speak towards what your role looks like going forward?

CH: Well, I mean, I really, you know, have a long background in travel. I’m born and raised in the travel business. My dad was a hotel developer as I said before in the state of Hawaii and, you know, I have a lot of relationships in this space. A lot of our investors and our funds are institutional investors from travel, so I think that I can play a role in supporting Brent’s innovation around supply which becomes a really critical part of what makes this company so powerful. And I’m very much looking forward to working with him and the rest of the team to accomplish that.

DD: So Brent, I do want to jump back over to one of the first points that you made – looking at distinguishing what your customer base is versus what they’re not.

BH: Sure, I mean, I think let’s start with the baseline that this is a travel business meant for affluent travelers. So it is not a bargain travel site or a mass market kind of platform. It’s really designed for the luxury traveler and particularly the luxury traveling family that wants to experience the world with family and friends. So if you think about who those people are and which subscriptions they buy, I would say Club tailors towards the straight down the fairway family that is subject to school holidays. I usually refer to that as school holiday jail, right? So when the youngest one is 6-years-old and the oldest one is 18-years-old, you’re really subject to school holidays and Club works really well because you pay as you go, time is a little bit more at a premium and so you have a little bit less flexibility. So that ideal family is two or three kids that are school age. With Pass, it’s a broader market. It works for a broader spectrum of the market. It works extremely well for the dual income, no kid, kind of early in their career, want to experience the world. They’re familiar with and trust subscriptions. It also works for families because with your subscription in Pass, Club comes with it. Meaning when you buy Pass, you can make these trips with no nightly rates, taxes or fees. but you also can book ala carte – it comes with it. And then it also really works for empty nesters extremely well. So when you graduate from school vacation hell and you no longer have kids at home, it really works well for couples to travel with friends or to even bring extended family or traveling during times that could be amazing like, for example the Fall, but are less traveled and less popular because school age children obviously are not able to travel during those periods of time. So it works for a very broad number of people, but importantly – and this is a good point of distinction – the average nightly rate for residential accommodation in our portfolio is about $1,500 a night. So that just sort of gives you an idea of what this type of traveler is spending to enjoy an Inspirato vacation in one of our homes.

DD: Now is that inclusive of corporate accounts?

BH: It is. I would say corporate accounts currently are not a major focus of ours. There is a really big opportunity for Inspirato to participate in the incentive travel market, but, by and large, I think investors should be thinking about Inspirato as a consumer business and so really, it’s affluent families that are the primary consumers of our travel products.

DD: OK, so can you walk me through what the customer journey looks like from actually discovering Inspirato to let’s say booking their second trip?

BH: Sure, also great question. I think, you know, a large number of people who buy our subscription are referred by existing system subscribers. We also have a really efficient digital marketing platform, so it’s possible people could have heard about us through Facebook or Google or some other mode of advertising, but they hear about it. About 20,000 leads, for example, is our goal in the month of October, so it’s a pretty good number. We have an inside sales force that speak to those 20,000 people, talk to them, make sure they’re financially qualified, make sure that they’re qualified from the perspective of is this the type of travel that they’re looking for for their families. Our sales force really walks people through how the subscriptions work, whether Club works better than Pass and really kind of gives them an online demonstration to make sure that they’ll be comfortable, you know, being a member and traveling with Inspirato. Assuming that they do choose to join, then they go through an on boarding experience with what we can call a care team. Each Inspirato member family is given a care team that’s dedicated to them and their family. They understand their preferences. They’re sort of like their personal vacation Sherpa. Everything with Inspirato, they’re always there to help them and let’s say that this particular family decides they want their first trip to be in Tuscany. Let’s say for fun it’s going to be in June. Well, they would do that with their care team and then their care team would introduce them to the on-site concierge team that’s in Italy. So we do employ and have full time relationships with people on the ground – about one concierge for every three residences – and then the on-site team would plan all of the itinerary and they would make sure that all the grocery shopping takes place and they would make sure they understand exactly what the family is looking for. And then of course, the family would travel. They would have a great experience. And by the way, they might not have a great experience. Something might go wrong in the house. I mean these are, you know, under $4 million houses, things go wrong. Really, one of the places where Inspirato can shine the most is when things aren’t perfect and we’re given an opportunity to be able to do things that other vacation rental brokers like an Airbnb simply are unable to do. But let’s assume that this trip went well. When they get back home, their care team would contact them, ask them how the trip was and start talking to them about planning their next trip. So let’s say in this example for their next trip, they really wanted to do a quick weekend trip to New York. Their care team would help them evaluate the various options that we have in New York and then that process would start over again with regard to passing them off to the planning team, etc.

DD: Now you’re offering other services as well, like ticketed events and dinners. Is that right?

BH: We do. So if you think about Inspirato as a travel subscription, also think about it as an affluent private club. So we have member events and we have other opportunities to travel with Inspirato. So first, let’s talk about the alternatives to travel. We have the Kentucky Derby. You can go to Inspirato and have an amazing experience at the Masters. We have cruises where we charter, for example, a Silversea yacht in the Mediterranean, and we do a custom itinerary for only Inspirato members where they get to experience the Mediterranean in a way that would be otherwise not possible. So on the travel side, there’s things we do outside of just the traditional hotel or residence. Then there’s the whole club component, where in New York City, for example, I know many years in a row at the Bronx Zoo, we would have a family picnic. We would do wine tastings or chef dinners, or other types of concerts or sporting events specifically for our members. So there is a social aspect of Inspirato where we bring the club to where somebody lives and that’s really just part of the overall subscription, overall experience that you get. Of course, that’s really a benefit, and really, the core travel is more what you’re paying for when you sign up.

DD: So jumping over to the inventory aspect of this, can you breakdown what that looks like?

BH: Sure. So let’s start with the core. We have, I believe at the end of at the end of Q2--oh sorry, at the end of Q3 excuse me--we had just over 400 homes that we manage and control. So think about homes as little miniature Four Seasons hotels. Just like a Four Seasons hotel can completely control the experience their guests are going to have, Inspirato homes, which are managed and controlled by us – we’re able to control the furniture, the bedding, the kitchen appliances, the concierge that’s on staff, the rate that we charge. It’s very different than an internet broker where you’re really booking through a broker and it’s the homeowner who’s really the hospitality provider. So the first I would say kind of linchpin in our model are our residences. We also have hotels. There’s two ways that we work with hotels. The most important and most valuable is when we manage and control hotel inventory – and I’ll give you an example: the Pebble Beach Company has a boutique hotel called Casa Palmero. They have 24 casitas. Ten of them are under Inspirato’s control the entire year, meaning our members are able to stay at those hotel rooms through Inspirato at great value. We have similar relationships where we lease this inventory over a multiple year period with hotels like Pelican Hill, Montage, Auberge. These are very valuable ways that our members are able to enjoy exclusive access to these five-star hotels at extraordinary value. We also have other hotels that we just connect with where we’re connecting through what’s called a net rate agreement, where we’re similar to an online travel agency. We’re buying at a discount and passing some of that savings on to all our subscribers.

DD: So you mentioned the residential component of this. Could you walk me through what the vetting process is?

BH: Sure. It takes a lot to being Inspirato home. I’ll start by saying that. If you compare us with a VRBO or an Airbnb or even a local property manager, really what it takes to be an Inspirato residence if you just start with the level of finish, level of furniture, level of kitchen and bedroom amenities and supplies. It’s really at the ultra-premium top level. So most homes simply don’t meet our criteria because the homeowner is not willing to furnish the home in the way that is required to be in Inspirato residence. An average home is in the neighborhood of under $4 million. They’re in resort destinations typically. We just added our first Brownstone in New York City and that’s an example of a very, very, very high end home that’s in our portfolio that is not necessarily in a place like Cabo or Kiawah or the Big Island, but we are trying to expand and add new destinations and bring on new properties as time goes on.

CH: You know I was going to say, Daniel, I think one of the super, super stark things that would want to come out in this is, you know, Brent uses the term vacation rootlet, right? So, you know, when you talk about the use case of staying in a villa by any other channel, it comes with a whole host of risks, right? Things not being in the right place, things being broken, 15-year-old bed, whatever it may be. And so the whole notion of bringing high end luxury brand standards to this particular asset class to the form factor of a villa is what makes it so powerful and so unique because, right, a high-end family, their most expensive, you know, the most expensive thing in their life is their time. They screw up that two-week vacation by booking the wrong place, that’s more painful than money. And so the fact that Inspirato has established such detail in depth in terms of brand standards delivered against the luxury villa form factor, I mean there’s no other place in the world you can access that experience unless you stay at a, you know, a villa attached to a Ritz Carlton somewhere, which there aren’t very many.

BH: And they’re very expensive.

CH: And crazy expensive, so right, that value proposition is so powerful. That’s why during the pandemic people didn’t quit. People couldn’t travel for a year and guess what? Everyone kept paying this subscription.

DD: Could you speak towards what the process was for creating the model that you’re working with for the Pass subscription?

BH: Absolutely. So in Q1, very early in 2019, it became apparent to me that there had to be a way to create a true travel subscription. Not a subscription where you pay a fee and then get discounted accommodations, you pay another fee to travel. I felt like there had to be in Netflix of travel, where you paid a fee and the travel was included. Now this was a really big at bat. It was a big swing because it never really been done before, and obviously, it’s complicated. It’s complicated because all accommodations have different pricing and all date ranges of travel have different pricing. And even long term versus shorter stays have different pricing. So we had to create something that was both simple enough for people to understand, valuable enough for people to feel like they were willing to sign up for the subscription, and also differentiated enough so that it would stand out from what’s been happening for thousands of years, which is you pay a nightly rate in order to travel and stay in accommodation. And so a small group of us, five of us, including myself, really went on hiatus. We actually just shut the door in my office, put a do not disturb sign on, and said we’re not coming out until we figure out how to come up with a true subscription product and truth be told, even when we launched it at first, we really didn’t know how consumers would respond and we also didn’t really understand how they would use it. And there’s this real interesting triangle where it has to be a good enough business for Inspirato to be able to make money. It has to be strong enough value for the subscriber to feel like they’re getting something, and, you know, why else would they do it? And then there has to be a logical enough reason for the supplier to want to participate and put in their inventory. And what we realized and what we knew was that we didn’t get full utilization out of our own inventory, out of our own home inventory. We wanted a way to run at a higher occupancy to increase our RevPAR (revenue per available room) and we started by just worrying about Inspirato. It started out as an idea of how could we get more yield from our existing fixed assets? And quickly what we realized was, wait a second, if we have this problem, doesn’t Montage have this problem? And doesn’t Auberge have this problem? And doesn’t Pebble Beach have this problem? Doesn’t Silversea have this problem? And then we quickly realized that we could create an opaque channel for luxury owners of assets where they could contribute said asset in a completely price hidden way, and by doing that, they still get revenue, they increase their overall yield. And Inspirato is really the only truly opaque distribution channel for luxury inventory. So we launched in the summer of 2019, and it was just sort of like up and to the right on a rocket ship until this thing called COVID introduced itself March 1st, 2020. But we did go from 0 to $73 million of annual recurring revenue in that time period. It was a really fun and exciting thing to watch.

CH: And Daniel, by the way, what Brent just described is a really big business in and of itself without the villas. I mean, if you had a true luxury distribution platform, an opaque luxury distribution platform, that’s a winner. That’s a massive OTA, right, online travel agency because there’s nothing else like it. And remember that this channel isn’t delivering budget travelers that are looking for cheap hotel suites that show up in their hoodies and order Domino’s Pizza. This channel is delivering a couple that books a massage, a tee time, and spends $300 on a bottle of wine. I mean, there’s nothing else like it in the world. So to the world of luxury hotels, the ability to use their slack inventory that those unoccupied rooms, which is, by the way, built into the luxury model because no one wants a discount price, right? For them to have a way to monetize that to this particular traveler cohort, that in and of itself is a billion-dollar business. Then add in everything else Inspirato is doing? I mean, that’s why this thing is so exciting.

DD: What did those initial conversations look like with the luxury resorts?

BH: Well, so in hospitality there is a key metric that really all hospitality providers use. It’s called RevPAR, which stands for revenue per available room. That’s really the neutralizing standard for how a hotel is doing because it calculates both occupancy and rate. And so if we’re accretive to RevPAR, which we are because we’re buying rooms that otherwise weren’t going to get sold – and remember how a luxury accommodation works. Let’s say it’s a $2,000 room and let’s say I’m willing to pay $500 a night for said $2,000 room. The variable cost on that $2,000 room is $100. So it’s $100 at $2,000 a night and it’s $100 bucks at $500 a night. So somebody is accretive 80 percent – $400 on the $500 that we’re paying to occupy that room. In addition, because these are luxury accommodation – this is exactly what Chris just said – they’re spending money on $31 cheeseburgers and $28 martinis and $325 massages, and ancillary revenue in luxury hotels is a really big high margin part of their business. The problem that all of us have – Inspirato included until we came up with Inspirato Pass – is you can’t get higher RevPAR because as soon as you lower the price for Susan, you have to lower the price for Sammy because they find out. But when you create opacity and the price is now completely hidden, it’s just a massive, massive opportunity and I should say this model, this algorithm, this business methodology, we have two patents on this. So we’re just in the very, very beginning of true subscription travel and entertainment, and Inspirato is really at the forefront, both technically from a business model perspective as well as from an execution perspective in that it’s already in play through this luxury travel company Inspirato.

DD: So talking about the traditional hotel model as well as Netflix and VRBO and Airbnb. That’s a lot of comparisons that don’t exactly completely fit with what you’re doing. How should viewers be perceiving your comps?

BH: Well, let’s answer that question twofold. Let’s talk about comps for the traveler and let’s talk about comps for the investor because they’re different. First, let’s talk about comps for the traveler. So the Smith family wants to have a luxury vacation. So let’s talk about what their options are. They can go to the Four Seasons, Ritz Carlton, Montage, or Auberge and get two hotel rooms and this happens every minute of every day. We’re all familiar with how this works. They pay $1,500 a night. They pay their taxes plus their service fees. They have no kitchen. They have no ability to cook for themselves. They have no pool in their backyard. They are staying at a luxury hotel. That’s a huge market today. Lots and lots and lots of people do that. They also can book a vacation home. Let’s talk about the two basic ways they do that. One is through VRBO or through Airbnb, but the direct way is to go directly to the property manager, because Airbnb is typically just working with property managers anyway, and so you go directly to the property manager. Let’s call that fail luxury vacation rentals, OK, and they’re looking at other people homes that are controlled by individuals – the Johnson family and the Murphy family – who put their homes in a pool and ask a third-party property manager to manage it. But said third party property manager isn’t a hospitality company, they’re a rental broker. So when you talk about homes, the true comp is somewhere in between the Four Seasons hotel experience, which is service and certainty, and vacation roulette, which is rent your house through a local vacation broker. And Inspirato is in the middle where we have these residences, but they’re managed to a standard that is more similar to the experience you would get from a Four Seasons or Auberge. You’re just getting a home instead of a hotel room. So that’s why I’m using them as comps because the luxury traveler is going to choose one or the other. They’re going to either stay at a luxury hotel, get two rooms, or they’re going to go on the Internet and they’re going to book something. We fit a spot in the middle that really tailors to the family that wants service and certainty when they travel, but they want to stay in a residence. So that’s the basic comparison there. From a comp perspective financially, that’s a whole different equation. We look at our comps as the luxury travel brands, the management companies, the Marriott’s, and the Four Seasons of the world. We look at comps as OTA’s because they’re distributing travel, it’s a well-established established business, and we look at our comps as marketplaces like an…Airbnb is a good example of a marketplace because people do use Airbnb for alternate accommodations similar to Inspirato. But then there’s a fourth comp for us, which is called consumer subscription. So there we’re looking at companies more like DoorDash and Peloton, where that’s a consumer subscription product, not in travel, but it has the same modality as Inspirato Pass does in terms of the subscription component.

DD: So as we’re entering a period of pent up demand, how is your model accounting for potentially excess demand?

BH: Well, that’s a that’s a great question, and it’s a challenge for Inspirato like it’s a challenge for many businesses right now kind of post COVID. The surge in travel demand, particularly with the tailwinds that are kind of unique to us – we have luxury tailwinds. Luxury is the first thing to be booked with all travel accommodations. If you just talked to a random hotel, a random Hyatt, they would tell you that the reverse is happening versus normal. The high-end rooms are booking first, then the low-end rooms. That’s exactly the opposite of how normally this would happen without the pandemic. We also have a massive tailwind, massive, with alternate accommodations, right? People want to stay in homes versus hotels, and as there’s a labor shortage and as there’s a supply chain shortage, guess who’s getting the wrong end of that stick? People who are renting from vacation rental brokers because they do not have the infrastructure. They do not have the connections. They do not have the ability to get the coffee makers, or to have the local concierge, or to be able to finagle their way into restaurants through a concierge. There’s infrastructure that Inspirato has. So we have these like incredible tailwinds behind us. Your specific question was what are we doing about it? Well, we’re hiring like crazy. We’re growing like crazy. We’re increasing the quality of hires and we’re adding inventory faster than we’ve ever added inventory before and by a large margin. So we have a very well trained, growing substantial team on our inventory acquisition group that is always out looking for new hotel partners, new experience partners, and most importantly, new landlords, new residential opportunities for us. In fact, Daniel, we started our own business called Inspirato Real Estate. We launched it about a month ago for the sole purpose of people being able to come to our site, shop for a home that we’ve already vetted, we’ve already underwritten. We’ve already said, “Here’s how much we’re willing to pay in a triple net lease; would you Mr. Affluent Family, and you, Mrs. Affluent Family be interested in buying this home, using it however you would like, and then leasing it back to Inspirato with a triple net return when you can’t use it?” It’s kind of like the ultimate vacation home and that’s one way to make the supply side bigger is just by adding new supply to the system, getting new people to buy homes. We’re also investing in our future. You can’t see it in the box scores today, but we’re doing more and more deals with developers who are building to suit for us in the future. Inventory that isn’t available today, but might be available in a year or two. One of the great things about going public is we can throw around our balance sheet to get started and to warehouse some of that opportunity to get this exclusive supply that is really going to drive growth for years and years to come.

DD: So it sounds like you’re almost reinventing the second home model then.

BH: We really believe that there is this incredible opportunity for Inspirato to be a first mover in making luxury vacation homes an institutional asset class. So let me give a little background on that. There are large publicly traded businesses that are in the four-purpose single family rental space. There’s multiple REITs, multiple public companies who buy homes for the sole purpose of renting them to individuals. So think about it as similar to multifamily, similar to apartment companies, but instead of apartments, the assets are single family homes in the suburbs of Dallas or the suburbs of Atlanta. Now, let’s juxtaposition that against vacation homes, OK? So let’s start with vacation homes have extraordinarily high barriers to entry. There’s very little land. It’s very expensive to build. They’re really hard to replicate. So how do individuals or institutions participate in the luxury vacation home market. Let’s call it Aspen, Vail, Cabo or Kona just for fun. Well, the answer is, they don’t. What happens is wealthy families buy the homes themselves, use them three or four weeks a year. The rest of the year they sit vacant or they give them to a vacation rental broker, but ultimately, they get tired of that because their house gets trashed and the broker is taking 30%-to-50% of the dollars. So typically, normally a luxury vacation home owner cannot cover their costs. They cannot cover their maintenance, property tax, HOA, insurance. Buy a $4 million house, they spend money every year for the privilege of using it. Now, they also get the appreciation of the home. Now compare that to Inspirato. Inspirato pays a triple net return, meaning we pay property taxes, insurance, maintenance, and you’re still making money and you’re still getting to use your home when you want to use them. We also have lots of data that says Inspirato homes actually appreciate greater than non Inspirato home. They have rental history. We take impeccable care of the homes and we have the eye: who is better at finding the right vacation home than Inspirato, who is an expert in all of these markets? So we think we’re on a path of creating an institutional asset class where ultimately pension funds and family offices are going to buy diverse portfolios of Inspirato vacation homes and be able to make money on those homes the same way they might consider buying a Walgreens anchored strip mall in Omaha, or an office building in Manhattan, or an apartment building in San Jose. We think this is going to be an institutional asset class led by Inspirato, and that’s really exciting, Daniel. That really opens up the market and makes you think broader about how big Inspirato can get because I just want to comment on one other thing. There’s two sides to every marketplace business, and people always ask me is it harder to find subscribers or is it harder to find inventory? It’s 10 times harder to find inventory. It’s 10 times harder. When you have inventory, the demand’s just there. It’s there organically. So every time we’re able to add more inventory, we’re able to just fill in the demand. So there’s a big initiative within Inspirato of adding more supply, more differentiated supply, moving up the food chain and talking to larger institutional investors and larger for purpose developers that want to build real estate specifically for the purpose of Inspirato being the tenant.

DD: So this model is almost unintentionally solving several aspects, both on the supply and the demand side of the market. So I guess to that, how do you think that there’s a misconception in the market, or how does the market perceive you that there may be a lack of understanding?

BH: Well, let me start by saying I’m not sure the market misunderstands us, but I am sure the market is unaware of us. So I think the opportunity for us is to educate both perspective travelers, affluent families of how great Inspirato can be for their vacations and all of the things that we can offer. For suppliers, we’re doing better. We’re chipping away, but there’s still so much opportunity for us to gain awareness with developers and luxury asset owners who would welcome the opportunity for us to partner with them and take risk on their property and make their properties more valuable and give them guaranteed returns. And from an investor standpoint, you know, we’re in the process through our partnership with Thayer of going public. And I would say the vast majority of people don’t per say misunderstand the Inspirato investment opportunity, I would just say they haven’t been exposed to it. And we welcome the opportunity for more and more people learning about Inspirato/Whether that’s because they may want to invest in the company, they may be an owner of luxury assets, or they may want to have better vacations with family and friends.

DD: So when looking at the transaction, how are the proceeds going to be used?

BH: Well, as you know, we were fortunate, in a fairly rocky environment, of getting a $100 million PIPE completed when we announced the transaction on June 30th. We’re in the process of going through our deSPAC and the SPAC, Thayer Ventures Acquisition Corp, is a $176 million SPAC. And we have so many opportunities for growth with this new capital. The company heretofore has been very efficient. We’ve only raised $85 million of capital from our launch in 2011, January 1st, but we had all of 2010 actually to come up with the concept. Up until now, there’s been $85 million invested in the company, and the vast majority of that is sitting in cash on our balance sheet. So we really haven’t invested that much capital heretofore into the business. But now we’re ready to play serious offense. So let me give you a couple of areas where we’re going to use this capital. The first is supply, and we’ll talk about supply in two capacities, but let’s talk about the first as think about a warehouse facility for us to be able to partner with developers where we may have to put up $5 or $10 or $15 million, but they’re going to build for us $100, a $150 million of inventory, where they’re going to be our landlord. We’re just going to have to get the process started, and then we’re going to be able to convert that warehouse capital through our Inspirato Real Estate platform, or somebody would buy that inventory and then ultimately lease back to us. So to be clear, we have no long term desire to own inventory. We have desire to use our balance sheet to get inventory that ultimately is leased back to us. But there’s a little chicken before the egg. It happens, and that’s a great advantage that’s very unique to us. The second opportunity on the supply side is the luxury property managers. The property manager in Nantucket. The property manager in Kona. These are small mom and pop businesses that would benefit greatly from Inspirato partnering with them, acquiring them, providing them with our demand, and bringing in those properties into our portfolio either through risk or continuing to be able to manage. If they did not want to come in as a lease, being able to manage them as a property manager, but using our using our infrastructure to be able to facilitate that. So on the supply side, you have property managers, what we would be able to offer them, as well as our balance sheet for developers or purchasing inventory for a short period of time. Using that warehouse capital in order to get the flywheel movie to bring more supply into Inspirato. And then second to supply, I would just say technology. When you think about Inspirato Pass and how nascent the technology is and how big the opportunity is, I would just give you two quick analogies to think about. Today, you know, we’re probably more like a flip phone in terms of Pass than a smartphone, but every day we’re getting closer to being an iPhone. And that’s just investment in the technology, investment into the personalization. And the other analogy I would give is Netflix. If you think about V1 of Netflix, what that interface looked like, how much original content Netflix had when they first moved to an online model. You know, Pass is a couple of years, all but six months of it was through a pandemic. So the opportunity to invest in the user experience and invest in the technology that drives Pass is a really big opportunity for us. The last thing on this I would say as it relates to Pass is we have two patents on the business modeling algorithm that drive Pass. Today we say Inspirato Pass and it’s synonymous with luxury travel. The platform itself, the technology, the patents, and the opportunity for subscription travel and entertainment have worlds of opportunity that could be lower priced products. Could be products in that entertainment sector, for example, tickets. Could be licensing technologies to others that have their own content, but just use our technology through a SAS model to be able to subscriptionize their business. So all of those things are opportunities for the future that we potentially could do. None of that’s necessarily on the drawing board today, but I’m trying to paint a picture for you of how big the opportunity is for us to use our capital in the future for growth.

DD: So how should investors view or judge whether you’ve successfully executed on this road map?

BH: Well, that’s a really exciting part about the information that we’ve shared. So when you look at our materials, when you look at our S4, when you read our investor presentation, we’re very clear to note that none of the things I just mentioned to you, none of the Pass expansion, none of the proceeds in using our balance sheet for further acceleration of supply, none of that is contemplated in our growth plans that we’ve laid out for the $222 million of revenue for 2021 and the $366 million of revenue for 2022. So I would say we’re going to get measured against the plans that we’ve put forth in our investor presentation, which are completely in our control, which are the business that we run today, which are the things that we publicly disclose. And I would say there’s obvious upside for a business that’s a first mover in a concept called subscription travel. Of course subscription travel is going to be part of the nomenclature 10 years from now. Of course it’s one of the largest consumer categories in the world. Subscriptions are taking over everything. There was no Peloton eight years ago. Nine years ago, there was no concept of connected fitness. Now people use Peloton as a verb. So when you think about subscription travel, I think that we have obviously this awesome opportunity to do a lot with it, but we’re not stating any of that. None of that is in our projections. All of that should just be viewed as, “Hey is this company, in their DNA, do I think they’re innovative? Does it sound like their CEO is interested in product creation and creating new categories?” And the answer to that, of course, is yes, but it’s not something that we have — we’ve not relied on it by giving out our projections because the opportunity for the luxury travel business Inspirato are fantastic, and that’s what we’ve that’s what we’ve shared.

DD: Chris, do you have anything to add to that?

CH: Yeah, you know, in the beginning of our conversation, I talked about this notion of a network effect, right, of the supply side of Brent’s business, creating this sort of velvet rope access. And I think it’s super important as you think about the things Brent just said to ask, “OK, is this truly a defense against competitive attack, right; Is there truly a Moat around this business?’ and think about what it would look like to be the number two luxury travel subscription company. You’d have inferior supply. You’d have inferior, you know, productization segmentation and a lack of proof in terms of delivering great stay experiences. So I think that, you know, when investors look at this business, there’s the current metrics of subscription and pay to stay revenue growth – very compelling and very interesting. There’s the long-term opportunity to iterate around product and services in the lifestyle category of lottery for sure – very, very interesting. But then there’s also this notion of competitive advantage. And when you see these true two-sided marketplaces that dominate in terms of supply or something unique and not repeatable or copiable, there’s this very powerful barrier to competitive entry, and I think Inspirato has that as well. So it’s those three components working together that I think create the beginning of again what we think is going to be an incredibly exciting, enduring public company.

DD: With that, I certainly appreciate you both taking the time to speak with me today.

BH: Thank you so much Daniel. Appreciate it. Thanks Chris.

CH: Thank you.

Forward-Looking Statements

This document may contain a number of “forward-looking statements.” Forward-looking statements include information concerning Thayer’s or Inspirato’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this proposed business combination will generate returns for shareholders. These forward-looking statements are based on Thayer’s or Inspirato’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this document, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Thayer’s or Inspirato’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Thayer or other conditions to closing in the Business Combination Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the private placement into Thayer; (e) the risk that the proposed business combination disrupts current plans and operations of Inspirato or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the U.S. Securities and Exchange Commission’s (the “SEC”) recently released statement on accounting and reporting considerations for warrants in special purpose acquisition companies (“SPACs”)) which could result in the need for Thayer to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Thayer’s securities and the attractiveness of the business combination to investors; (i) the possibility that Inspirato may be adversely affected by other economic, business and/or competitive factors; (j) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (k) the risk of downturns in the travel and hospitality industry, including residual effects of the COVID-19 pandemic; and (l) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 referenced above and discussed below and other documents filed by Thayer from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Except as required by law, neither Thayer nor Inspirato undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Thayer’s reports filed with the SEC and available at the SEC’s website at www.sec.gov, including under “Risk Factors” in Part I, Item 1A of Thayer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, and in Part II, Item 1A of Thayer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021.

Additional Information and Where to Find It

In connection with the proposed business combination, Thayer filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement and prospectus with respect to Thayer’s securities to be issued in connection with the proposed business combination that also constitutes a preliminary prospectus of Thayer and will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of Thayer’s shareholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, Thayer’s shareholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus, as well as any amendments or supplements thereto, and all other relevant documents filed or that will be filed with the SEC because they will contain important information about the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Thayer shareholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. Thayer shareholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to TVAC@mzgroup.us.

The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in Solicitation

Thayer, Inspirato and their respective directors and officers may be deemed participants in the solicitation of proxies of Thayer shareholders in connection with the proposed business combination. Thayer shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Thayer in Thayer’s Annual Report on Form 10-K/A for the year ended December 31, 2020, as amended, which has been filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Thayer shareholders in connection with the proposed business combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination has been included in the Registration Statement that Thayer has filed with the SEC.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.